Aphios Corporation
A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2020 and 2019

Aphios Corporation

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1-2
Financial Statements as of December 31, 2020 and 2019 and for the years then ended:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Equity/(Deficit)	5
Statements of Cash Flows	6
Notes to the Financial Statements	7–18

To the Stockholders of
Aphios Corporation
Woburn, Massachusetts

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Aphios Corporation (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aphios Corporation as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aphios Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company is a business that has not yet generated profits since inception, has sustained net losses of $102,789 and $602,181 for the years ended December 31, 2020 and 2019, respectively, had an accumulated deficit of $5,096,193 as of December 31, 2020, has concentrations of its revenues from a single funding source of 84% and 92% for the years ended December 31, 2020 and 2019, respectively, and has limited current assets with $57,902 of working capital as of December 31, 2020. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aphios Corporation's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risk of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aphios Corporation's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aphios Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
August 13, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

APHIOS CORPORATION
BALANCE SHEETS
As of December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 308,300	$ 39,083
Accounts receivable	6,300	6,400
Prepaid expenses	25,966	20,032
Due from related party	17,318	1,080
Total Current Assets	357,884	66,595
Non-Current Assets:		
Property and equipment, net	190,327	171,451
Intangible assets, net	553,909	554,245
Investment in related party	10,000	10,000
Deposits	27,000	27,000
Total Non-Current Assets	781,236	762,696
TOTAL ASSETS	$ 1,139,120	$ 829,291
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 67,833	$ 160,697
Due to officer - related party	49,539	73,960
Due to Aphios Pharma, LLC - related party	42,112	42,112
Accrued expenses	45,746	16,340
Income tax payable	20,858	-
Line of credit	26,125	33,307
Loans payable, current portion	47,769	105,060
Total Current Liabilities	299,982	431,476
Long-Term Liabilities:		
Notes payable - related party	239,500	239,500
Accrued interest payable	178,027	144,069
Loans payable, net of current portion	142,391	104,435
Deferred compensation	4,542,123	4,069,925
Total Long-Term Liabilities	5,102,041	4,557,929
Total Liabilities	5,402,023	4,989,405
Stockholders' Equity/(Deficit):		
Preferred Stock, $0.001 par, 5,000,000 shares authorized 0 shares issued and outstanding as of both December 31, 2020 and December 31, 2019.	-	-
Common Stock, $0.001 par, 50,000,000 shares authorized 41,641,426 shares issued and outstanding as of both December 31, 2020 and December 31, 2019.	41,641	41,641
Additional paid-in capital	791,649	791,649
Accumulated deficit	(5,096,193)	(4,993,404)
Total Stockholders' Equity/(Deficit)	(4,262,903)	(4,160,114)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 1,139,120	$ 829,291

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

APHIOS CORPORATION
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

	2020	2019
Revenues		
Grants and contracts	$ 1,720,974	$ 1,138,971
Commercial	12,950	67,810
Other	110,161	27,388
Total Revenues	1,844,085	1,234,169
Operating Expenses:		
Compensation & benefits	1,122,121	794,406
General & administrative	441,601	499,031
Depreciation & amortization	100,751	95,257
Research & development	82,767	49,079
Sales & marketing	10,296	20,652
Total Operating Expenses	1,757,536	1,458,425
Income/(loss) from operations	86,549	(224,256)
Other Income/(Expense):		
Interest expense	(345,480)	(377,925)
PPP loan forgiveness	177,000	-
Total Other Income/(Expense)	(168,480)	(377,925)
Loss before provision for income taxes	(81,931)	(602,181)
Provision for income taxes	20,858	-
Net Loss	$ (102,789)	$ (602,181)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

APHIOS CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2020 and 2019

	Common Stock				
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance at January 1, 2019	41,641,426	$ 41,641	$ 791,649	$ (4,391,223)	$ (3,557,933)
Net loss	-	-	-	(602,181)	(602,181)
Balance at December 31, 2019	41,641,426	41,641	791,649	(4,993,404)	(4,160,114)
Net loss	-	-	-	(102,789)	(102,789)
Balance at December 31, 2020	41,641,426	$ 41,641	$ 791,649	$ (5,096,193)	$ (4,262,903)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

APHIOS CORPORATION
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (102,789)	$ (602,181)
Adjustments to reconcile net loss to net cash provided by/ (used in) operating activities:		
Depreciation and amortization	100,751	95,257
Non-cash deferred compensation	175,200	153,206
Interest expense charged to liabilities	330,956	349,600
PPP loan forgiveness	(177,000)	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	100	39,368
(Increase)/Decrease in prepaid expenses	(5,934)	(13,238)
Increase/(Decrease) in accounts payable	(92,861)	(130,659)
Increase/(Decrease) in income tax payable	20,858	-
Increase/(Decrease) in accrued expenses	29,405	(36,435)
Net Cash Provided By /(Used In) Operating Activities	278,686	(145,082)
Cash Flows From Investing Activities		
Purchase of property and equipment	(73,761)	(8,100)
Cash paid for patents	(45,431)	(35,893)
Net Cash Used In Investing Activities	(119,192)	(43,993)
Cash Flows From Financing Activities		
Proceeds from loans payable	85,500	68,123
Proceeds from PPP loan	177,000	-
Proceeds from notes payable	-	5,000
Draws upon/(principal) payments on loans	(104,935)	-
Principal payments on line of credit	(7,183)	3,661
Advances from/(payments to) related parties	(40,659)	73,130
Net Cash Provided By/(Used In) Financing Activities	109,723	149,914
Net Change In Cash	269,217	(39,161)
Cash at Beginning of Period	39,083	78,244
Cash at End of Period	$ 308,300	$ 39,083
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 14,524	$ 28,325
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Aphios Corporation (the "Company") is a corporation organized September 10, 1993 under the laws of Delaware. The Company develops green, enabling biotechnology and nanotechnology drug delivery platforms and enhanced therapeutic products for health maintenance, disease prevention and treatment of cancers, infectious diseases, and other disorders.

The Company is subject to risks common in companies in the biotechnology industry, including, but not limited to, development by the Company or its competitors of technological innovations, risks of failure of clinical trials, dependence on key personnel, protection of proprietary technology, compliance with governmental regulations and ability to transition from pilot-scale manufacturing to large-scale production of products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company had $87,054 of uninsured deposits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2020 and 2019, the Company carried receivables of $6,300 and $6,400, respectively, and carried no allowances against such.

Property and Equipment & Intangible Assets

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The

Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2020 and 2019 have estimated useful lives ranging from 5 to 17 years while capitalizing assets who have a useful life greater than 1 year and whose cost is greater than $1,000 for property and equipment and all costs are capitalized for patents. The Company periodically reviews these patent costs to ensure the related technology is being used in products with sufficient future cash flows to ensure the recovery of unamortized costs. As of December 31, 2020 and 2019, property and equipment, and intangible assets consisted of the following:

	2020	2019
Laboratory equipment	$ 737,887	$ 665,665
Automobiles	61,598	61,598
Leasehold improvements	54,220	54,220
Computer equipment	21,288	19,749
Furnitures and fixtures	17,322	17,322
Accumulated depreciation	(701,988)	(647,103)
Property and equipment, net	$ 190,327	$ 171,451
Depreciation expense	$ 54,885	$ 52,362
Intangibles (Patents)	$ 963,876	$ 918,346
Accumulated amortization	(409,967)	(364,101)
Intangibles, net	$ 553,909	$ 554,245
Amortization expense	$ 45,866	$ 42,895

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicated that the related carrying amount of such assets may not be recoverable. When required, impairment losses, on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value less cost to sell. As of December 31, 2020 and 2019, no property and equipment or intangible assets have been impaired.

Investment in Related Party

The Company has made an investment in a privately held related party company, which is presented in the balance sheets as investment in related party. As of December 31, 2020 and 2019, the Company recorded this investment at cost less impairment. The Company made an investment of $10,000 during the year ended December 31, 2019. At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were

deemed necessary as of December 31, 2020 and 2019. The carrying amount for the investments is $10,000 as of both December 31, 2020 and 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

In 2019, the Company invested $10,000 in Aphios Pharma via a Regulation Crowdfunding offering, Aphios Pharma is in the development stage and currently has no revenues. The Company's investment assets are measured at cost basis as of December 31, 2020 and 2019, but were considered at current fair value as of December 31, 2020 and 2019 for the purposes of impairment analysis, and were valued based on level 3 inputs.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition. Grant and contract revenue are primarily generated through research and development grant programs offered by federal, state and local governments, and is recognized using the percentage-of-completion method, as the Company satisfies its obligations over the life of the contract. Each individual contract or grant lists each of the deliverables to be completed by the Company, the date those deliverables are to be completed and delivered, and the fee related to each individual deliverable. Revenue recognized on each deliverable as it is completed (and delivered) over the life of the contract. Grant revenue for the years ended December 31, 2020 and 2019 was $1,720,974 and $1,138,971, respectively. Commercial revenue for the years ended December 31, 2020 and 2019 was $12,950 and $67,810, respectively.

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Commercial and other revenue consists of product sales to biotechnology companies and research chemical distribution entities. The Company recognizes revenue when: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Research and Development Costs

Research and development costs are expensed as incurred and are comprised of costs incurred in performing research and development activities. Total expense related to research and development was $82,767 and $49,079 for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense either ratably or by the percentage of vested shares, whichever method results in a higher value. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company estimates its blended effective tax rate to be 27.3% and used such to derive a net deferred tax asset of $1,462,779 and $1,390,411 as of December 31, 2020 and 2019, respectively. Deferred tax assets are as follows:

	2020	2019
Deferred tax assets:		
Net operating loss carryforward	$ 162,955	$ 239,148
Property and equipment	10,279	-
Accrued interest	696,167	605,750
Deferred salary	593,378	545,513
Total Deferred tax assets	1,462,779	1,390,411
Valuation Allowance	(1,462,779)	(1,390,411)
Net deferred tax asset	$ -	$ -

The Company recorded provisions for tax expense of $20,858 and $0 for the years ended December 31, 2020 and 2019, respectively, related to state income tax obligations. The Company had taxable income of $278,890 for the year ended December 31, 2020 for federal tax purposes, but utilized net operating loss carryforwards to reduce the taxable income to zero.

The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforwards, and accordingly, the Company recorded full valuation allowances against its deferred tax assets for both 2020 and 2019. The Company intends to maintain a full valuation allowance on net deferred tax assets until sufficient evidence exists to support reversal of the valuation allowance. The Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of both December 31, 2020 and 2019. The valuation allowance increased by $72,368 for the year ended December 31, 2020. The Company had net operating loss carryforwards of $596,468 and $875,358 as of December 31, 2020 and 2019, respectively.

The Company files U.S. federal and state income tax returns. Tax periods for the year 2018-2020 remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated profits in several years, has sustained net losses of $102,789 and $602,181 for the years ended December 31, 2020 and 2019, has an accumulated deficit of $5,096,193 as of December 31, 2020, has concentrations of its revenues from a single funding source of 84% and 92% for the years ended December 31, 2020 and 2019, respectively, and has limited current assets with $57,902 of working capital as of December 31, 2020.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to

generate revenues and raise capital as the Company has done in the past. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES RECEIVABLE AND PAYABLE – RELATED PARTY

The Company has on occasion received funds from related parties in the form of promissory notes. The Company has received $234,500 in the form of several promissory notes from a director of the Company beginning in March 2014, with an additional $5,000 received during 2019. Interest accrues on the promissory notes as stated in the agreements until repayment in full (interest rates of 14.1% per annum on notes payable outstanding as of December 31, 2020 and 2019). The balance of notes payable from related parties was $239,500 as of both December 31, 2020 and 2019. Interest expense on these notes totaled $33,958 and $33,515 for the years ended December 31, 2020 and 2019, respectively. Accrued interest payable on this note was $178,027 and $144,069 as of December 31, 2020 and 2019, respectively.

In the normal course of business, the Company's director has advanced funds to the Company for operating expenses. The amount due as of December 31, 2020 and 2019 were $49,539 and $73,960, respectively. The balance is considered payable on demand and bears no interest.

In the normal course of business, the Company's director has received funds from the Company. The amount due to the Company as of December 31, 2020 and 2019 was $17,318 and $1,080, respectively. The balance is considered payable on demand and bears no interest.

During 2019, the Company received funds from Aphios Pharma, a related party, in the amount of $42,112. There is no agreement for repayment of funds and there is no interest being charged. The amount remained unpaid as of December 31, 2020 and 2019.

NOTE 5: LINE OF CREDIT

The Company has an agreement for a business line of credit with a commercial bank. Borrowings are payable upon demand. The line of credit is available until cancelled or upon the occurrence of an event of default, as defined by the agreement, with any outstanding principal or accrued interest balances due at the effective termination date. The line of credit has a maximum borrowing capacity of $50,000 as of December 31, 2020 and 2019. Borrowings accrue interest based on the Prime Rate plus a 4.5% margin. Prime rates were 7.75% and 9.25% as of December 31, 2020 and 2019, respectively. Borrowings outstanding on this line of credit totaled $26,125 and $33,307 as of December 31, 2020 and 2019, respectively, and interest expense was $2,435 and $3,307 for the years ended December 31, 2020 and 2019, respectively. This line of credit is collateralized by substantially all assets of the Company.

NOTE 6: LOANS PAYABLE

On June 18, 2020, the Company entered into a 30-year loan agreement with the Small Business Administration for $85,500. The loan accrues interest at a fixed interest rate of 3.75% annually. Monthly principal and interest payments of $417 will begin 24 months from the date of the note. Interest expense recorded for the year ended December 31, 2020 was $0. The balance outstanding as of December 31, 2020 was $85,500. This loan is secured by substantially all assets of the Company.

On February 28, 2019, the Company entered into a 24-month term loan agreement with Foundation Group, LLC in the amount of $100,000 bearing interest at 15.74% with required bi-monthly principal and interest payments of $2,435. Total interest expense on this loan were $6,604 and $10,655 for the years ended December 31, 2020 and 2019, respectively. The unpaid principal balance as of December 31, 2020 and 2019 totaled $14,282 and $66,122, respectively.

In 2018, the Company entered in a term loan agreement with a commercial bank in the amount of $107,000, bearing interest at 5.9% with a required monthly principal and interest payments of $2,265, and maturing on April 2023. The loan is secured by all business assets. As of December 31, 2020 and 2019, the unpaid principal balance was $59,070 and $81,956, respectively. Interest expense on this loan was $4,216 and $5,607 for the years ended December 31, 2020 and 2019, respectively.

In April 2018, the Company entered in a term loan agreement with Mercedes Benz Financial Services in the amount of $54,598, bearing interest at 1.99% with required monthly principal and interest payments of $806, and maturing on April 2024. The loan is secured by a vehicle. The unpaid principal balance was $31,161 and $40,113 as of December 31, 2020 and 2019, respectively. Interest expense on this loan was $717 and $892 for the years ended December 31, 2020 and 2019, respectively.

In 2015, the Company entered in a term loan agreement with a commercial bank in the amount of $50,000, bearing interest at 7.75% with a required monthly principal and interest payments of $1,008, and maturing on December 2020. The loan is secured by all business assets. Total interest expense on this loan was $493 and $1,152 for the years ended December 31, 2020 and 2019, respectively. The unpaid principal balance was $0 and $11,738 as of December 31, 2020 and 2019, respectively.

Future Minimum Debt Payments

Future minimum debt payments under the Company's outstanding loans payable are as follows as of December 31, 2020:

2021	$ 47,769
2022	36,232
2023	20,142
2024	5,195
2025	2,061
Thereafter	78,761
Total	$ 190,160

NOTE 7: STOCKHOLDERS' EQUITY/(DEFICIT)

As of December 31, 2020 and 2019, 50,000,000 shares of $0.001 par value common stock were authorized, of which 41,641,426 were issued and outstanding as of December 31, 2020 and 2019, respectively.

As of December 31, 2020 and 2019, 5,000,000 shares of $0.001 par value preferred stock shares were authorized, of which no shares were issued and outstanding as of December 31, 2020 and 2019.

NOTE 8: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2012 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 7,500,000 shares as of December 31, 2020 and 2019. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 6,322,500 and 6,580,000 as of December 31, 2020 and 2019, respectively.

The Company's employee stock-based awards is measured at the grant date based on the fair value of the award and is recognized as expense either ratably or by the percentage of vested shares, whichever method results in a higher value. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The Company's forfeiture policy is based on actual forfeitures, there is no estimation applied at time of grant.

For options issued to date, the options vest over a period of immediate to four years. A summary of information related to stock options for the year ended December 31, 2020 and 2019 are as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding - beginning of year	920,000	$ 5.00	2.5	920,000	$ 5.00	3.5
Granted	257,500	5.00		-	-	
Exercised	-	-		-	-	
Forfeited	-	-		-	-	
Outstanding - end of year	1,177,500	$ 5.00	1.4	920,000	$ 5.00	2.5
Exercisable at end of year	1,177,500	$ 5.00	1.4	920,000	$ 5.00	2.5

The Company determined the grant date fair value of these options under a Black-Scholes calculation to be trivial, and therefore no stock compensation expense was recorded for the years ended December 31, 2020 and 2019.

NOTE 9: DEFERRED COMPENSATION PLAN

The Company has an agreement with its majority shareholder that allows for the deferral of salary, with interest accruing at a rate of 14.1% per year. The deferral amounts are determined on a monthly basis. The employee agreed to defer $175,200 and $153,206 in salary during the years ended December 31, 2020 and 2019, respectively. Interest accrued on the deferred salary balances were $296,998 and $316,085 during the years ended December 31, 2020 and 2019, respectively, and is included in interest expense in the statement of operations.

Deferred compensation as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Accrued interest	$ 2,370,168	$ 2,073,171
Deferred salary	2,171,955	1,996,754
	$ 4,542,123	$ 4,069,925

Effective March 1, 2011, the Company adopted the terms of the Executive Nonqualified Excess Plan (the "Plan"), an unfunded, nonqualified deferred compensation plan, designed to comply with requirement of the Section 409A of the Internal Revenue Code. The Plan limits deferral credits to 80% of base salary and 100% of bonuses and other performance-based compensation on an annual basis. The Plan also allows for employer discretionary credits and other employer credits to the participant accounts. Employer discretionary credits are 100% vested at time of credit, and other employer credits become 100% vested upon the completion of five years of service beginning on each individual crediting date.

NOTE 10: LEASE OBLIGATIONS

The Company leases office space under a noncancelable operating lease. The Company signed an extension to their lease effective January 30, 2016 and expiring on January 30, 2021. On October 25, 2018, the Company extended the lease for an additional five year term, which expires on January 30,

2026. Monthly lease obligations under the lease were $16,458 and $16,116 per month during the years ended December 31, 2020 and 2019, respectively.

Future aggregate minimum rental payments as of December 31, 2020 are as follows:

2021	$	197,496
2022		197,496
2023		197,496
2024		197,496
2025		197,496
Thereafter		16,458
Total	$	1,003,938

Rent expense for the years ended December 31, 2020 and 2019 totaled $211,479 and $205,926, respectively.

NOTE 11: CONCENTRATIONS

The Company's revenue sources carry significant concentrations. For the years ended December 31, 2020 and 2019, there was one granting agency that represented over 10% of total revenue and represented a concentration of risk which were approximately 84% and 92% of total revenues, respectively.

NOTE 12: COMMITMENTS AND CONTINGENCIES

The Company has received grants for specific purposes that are subject to review and audit by grantor agencies. Such audits may result in grantor agencies requiring a reimbursement from the Company for expenditures disallowed by the grant terms. Management does not expect any such disallowances to be material.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 13: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. There were no material affects as a result of retrospective application. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures. Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still in the process of evaluating the new standard but expects it to be non-significant to the consolidated financial statements. We have not early adopted this standard.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

NOTE 14: COVID-19 AND PPP LOAN

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The future effects on the Company's operations and finances are subject to uncertainty.

On April 29, 2020, the Company received a loan of $177,000 from the SBA made available under the Paycheck Protection Program implemented under the CARES Act. The Company has met all conditions of the loan and has submitted the forgiveness application and the loan was forgiven by the SBA on December 31, 2020. During the year ended December 31, 2020, the loan has been recorded as debt forgiveness on the statement of operations.

NOTE 15: SUBSEQUENT EVENTS

Subsidiary Formation

On January 1, 2021, the Company established Aphios International, LLC, a wholly owned subsidiary organized as a limited liability company under the laws of Delaware, and authorized a contribution of $1,000.

Management's Evaluation

Management has evaluated subsequent events through August 13, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.